

September 23, 2016

Larry M. Venturelli
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63,
Benton Harbor, MI 49022

> **Re:** **Whirlpool Corporation**
> **Form 8-K Dated July 22, 2016**
> **Filed July 22, 2016**
> **File No. 1-03932**

Dear Mr. Venturelli:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Exhibit 99.1</u>

1.   Please revise to clarify that the "ongoing" measures highlighted in the first section of your earnings release are non-GAAP measures.

2.   We note that you exclude restructuring expenses from your non-GAAP Ongoing Business Measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Christine Adams, Staff Accountant, at (202) 551-3363 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant